May 10, 2019

Mrs. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC  20549

Re:

Manor Investment Funds

File Number:  811-09134

Dear Christina,

Thank you for your review and comments on the documentation and filings of Manor Investment Funds.  I submit the information below as response to your comments during our telephone conversation and subsequent email correspondence of April 24, 2019.  If you have additional comments, or if you require any changes or elaboration of my responses, please do not hesitate to contact me.

Form N-CSR as of December 31, 2018 filed 3/4/2019:

Staff comment:

Form N-1A, Item 27(b)(5) requires certain management information to be disclosed in the annual report of the Fund.  The information table for the Trustees and Officers of the Fund included in the annual report of the Fund dated December 31, 2018 does not disclose the length of the term for the Trustees.

Response:

The information table for the Officers and Trustees for all future filings will be updated to indicate that the term for Trustees of the Fund is indefinite.

Notes to Annual financial statements filed on Form N-CSR on 3/1/2016:

Staff comment:

In Note 3 of the Notes to Financial Statements, provide additional disclosure regarding the Administrative Services Agreement, such as a description of the services for which the administrative fee is paid and any exclusion from the administrative fee and how often the fees are paid.  Please also include disclosure in future filings stating whether any portion of the 0.05% administrative services agreement fee has been waived.  (Current disclosure states that the fee “may be waived during periods that the Adviser serves as an investment advisor to the Funds managed under the Trust.)

 Response:

Additional information to the Note 3 will state that the fees accrued under the agreement are considered as an ordinary expense of the Fund, a description of the services for which the administrative fee is paid, how often the fee is paid, and will also disclose any waiver of the fees, and/or the actual amount of fees paid during the year by the Fund under the agreement.

Rule 38a-1:

Staff comment:

Per review of the N-CEN and annual report, Dan Morris serves as the Chief Compliance Officer.  Dan Morris also serves as an interested trustee, CEO and CFO of the funds and as the president, portfolio manager and chief investment officer of the adviser.  Please explain how this complies with Rule 38a-1(a)(4)(iv) of the Investment Company Act of 1940.  Also refer to the Final Rule, which states: Third, we are requiring that the chief compliance officer meet in executive session with the independent directors at least once each year, without anyone else (such as fund management or interested directors) present.

 Response:

The designation of Dan Morris as Chief Compliance Officer of the Fund does not meet the independence requirement of Rule 38a-1(a)(4)(iv), requiring that the Chief Compliance Officer must, no less frequently than annually, meet separately with the Fund’s independent directors.  To resolve this issue, the Fund will designate a Chief Compliance Officer who is not an officer of the Fund in compliance with the above referenced note to Rule 38a-1(a)(4)(iv).

With regard to your comments and our response I acknowledge that Manor Investment Funds is responsible for the adequacy and accuracy of the disclosure in the filings.  I also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Principal Executive Officer

Principal Financial Officer

Manor Investment Funds

Cc:

John Townsend

Sanville & Company

Cc:

Board of Trustees

Manor Investment Funds